06050647

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
NOV 2 4 2006
603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **SECURITY RESEARCH COMPANY OF NEW YORK**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 EAST BAY STREET, P.O. BOX 22103
(No. and Street)

CHARLESTON	**SOUTH CAROLINA**	**29413-2103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. G. RICHARDSON **(843) 722-6000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED
NOV 3 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert G. Richardson**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Security Research Company of New York** as of **September 30, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Kim M. Testa
Notary Public • State of New York
Registration No. 01TE6043720
My Commission Expires June 26, 2010

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SPIC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
NOV 24 2006
WASH. D.C. 186 SECTION

SECURITY RESEARCH COMPANY OF NEW YORK

CHARLESTON, SOUTH CAROLINA

AUDITED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Security Research Company of New York
Charleston, South Carolina

We have audited the accompanying statement of financial condition of Security Research Company of New York as of September 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Security Research Company of New York as of September 30, 2006 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
October 30, 2006

SECURITY RESEARCH COMPANY OF NEW YORK

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

Cash	$ 10,526
Property and equipment - net	-
Deferred income taxes	187
Total	$ 10,713

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses and other liabilities	$ 1,050
Stockholder's equity:	
Common stock - no par - 200 shares authorized, issued and outstanding	6,867
Paid-in capital	2,000
Retained earnings	796
Total stockholder's equity	9,663
Total	$ 10,713

A copy of the most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in Charleston, South Carolina, as well as at the offices of the Securities and Exchange Commission in Miami, FL.

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Security Research Company of New York (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission. The Company is engaged in the trading and brokerage of investment company shares (mutual funds) and variable annuities only.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial statement purposes. For tax purposes the cash basis is used.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Concentration of credit risk with respect to trade receivables is limited due to diversification of the Company's customer base, as well as the Company's collection policies. The Company believes it is not exposed to any significant credit risk on its trade receivables.

Deferred Income Taxes

Deferred income taxes arise from timing differences between cash basis tax reporting and accrual basis financial statement reporting.

Note 1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis, as securities transactions occur.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. Management reviews accounts annually and if amounts are considered uncollectible, they are charged to operations.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using straight-line and accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Note 2. Property and Equipment - Net

A schedule of property and equipment as of September 30, 2006 is as follows:

Office equipment	$ 2,303
Accumulated depreciation	(2,303)
Property and equipment - net	$ -

Depreciation expense was $0 for the year ended September 30, 2006.

Note 3. Income Taxes

A summary of the Company's tax provision is as follows:

Federal:	
Current	$ -
Deferred	-
Total federal	-
State:	
Current	100
Deferred	-
Total state	100
Total	$ 100

Taxes Deferred

SFAS-109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards and investment tax credits to the extent that realization of such benefits is more likely than not. The tax effects of the temporary differences and carryforwards that give rise to the cumulative adjustment and deferred taxes are as follows and are calculated at a 22% effective tax rate.

Deferred tax assets:	
Accrued expenses	$ 187

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the ratio of aggregate indebtedness to net capital, as both are defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis, however, as of September 30, 2006 the percentage of aggregate indebtedness $(1,050) to net capital $(9,663), both as defined, was approximately 11% (.11 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $4,663.

Note 5. Commitments - Related Party

The Company leases office space under an oral agreement with its sole shareholder on a month-to-month, as needed, basis at a variable monthly rate. No rent expense was incurred for the year ended September 30, 2006.

Note 6. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared directly with various mutual funds. As such, the Company does not handle either customer cash or securities.

The Company does not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any significant positions in its inventory in a volatile market.